FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	Quarterly report for the three months ended June 30, 2011, filed on August 10, 2011 with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan. (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: August 10, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to the Financial Instruments and Exchange

Law of Japan

For the three months ended

June 30, 2011

Panasonic Corporation

Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of Panasonic to achieve its midterm management plan; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group; as well as direct or indirect adverse effects of the Great East Japan Earthquake on the Panasonic Group in terms of, among others, component procurement, manufacturing, distribution, economic conditions in Japan including consumer spending and sales activities overseas. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

Note:	Certain information previously filed with the SEC in other reports is not included in this English translation.

I	Corporate Information

(1)	Consolidated Financial Summary

	Yen (millions), except per share amounts
	Three months ended June 30, 2011	Three months ended June 30, 2010	Year ended March 31, 2011
Net sales	1,929,548	2,161,126	8,692,672
Income (loss) before income taxes	(17,433)	84,330	178,807
Net income (loss)	(32,624)	47,738	85,597
Net income (loss) attributable to Panasonic Corporation	(30,351)	43,678	74,017
Comprehensive income (loss) attributable to Panasonic Corporation	(54,915)	(48,730)	(97,166)
Total Panasonic Corporation shareholders’ equity	2,766,180	2,650,733	2,558,992
Total equity	2,866,220	3,545,942	2,946,335
Total assets	7,665,004	8,351,031	7,822,870
Net income (loss) per share attributable to Panasonic Corporation common shareholders, basic (yen)	(13.13)	21.10	35.75
Net income (loss) per share attributable to Panasonic Corporation common shareholders, diluted (yen)	—	—	—
Panasonic Corporation shareholders’ equity / total assets (%)	36.1	31.7	32.7
Net cash provided by (used in) operating activities	(43,258)	144,884	469,195
Net cash provided by (used in) investing activities	(47,701)	19,387	(202,945)
Net cash provided by (used in) financing activities	(35,885)	(69,499)	(354,627)
Cash and cash equivalents at end of period	837,041	1,169,237	974,826

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

	2.	Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potential common shares that were outstanding for the period.

(2)	Principal Businesses

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 622 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The Company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The Company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society.

The Company’s business segment classifications consist of six segments, namely, “Digital AVC Networks,” “Home Appliances,” “PEW and PanaHome,” “Components and Devices,” “SANYO,” and “Other.” “Digital AVC Networks” includes video and audio equipment, and information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, home appliances, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, general electronic components, electric motors and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries and optical pickups. “Other” includes FA equipment and other industrial equipment.

For production, Panasonic adopts a management system that takes charge of each product in the Company or its affiliates. In recent years, the Company has been enhancing production capacity at its overseas affiliates to further develop global business. Meanwhile, in Japan, Panasonic’s products are sold through sales channels at its domestic locations, each established according to products or customers. The Company also sells directly to large-scale consumers, such as the government and corporations. For exports, sales are handled mainly through sales subsidiaries and agents located in their respective countries. Certain products produced at domestic affiliates are purchased by the Company and sold through the same sales channels as products produced by the Company itself. Additionally, products produced at overseas affiliates are sold mainly through sales subsidiaries in respective countries. Meanwhile, most import operations are carried out internally, and the Company aims to expand them to promote international economic cooperation.

Certain PEW, PanaHome and SANYO products are sold on a proprietary basis in Japan and overseas.

During the three months ended June 30, 2011, there were no major changes in principal businesses.

II	The Business

(1)	Operating Results

During the first quarter under review, the Japanese economy was in a severe economic condition due to the March 11, 2011 Great East Japan Earthquake, although it was on the way to recovery with the automobile sales increase and the growing demand for energy-efficient consumer products. In the meantime, the global economy showed signs of slowdown caused by concerns over the U.S. economic recession and inflation, although demand in emerging markets including China expanded.

In such a business environment, consolidated group sales for the first quarter decreased by 11% to 1,929,548 million yen due mainly to the natural disaster, compared with the first quarter of the year ended March 31, 2011 (fiscal 2011).

Operating profit* decreased by 93% to 5,576 million yen from a year ago. Although the Company pursued a thorough streamlining of material cost and fixed cost reduction, this result was due mainly to sales decline affected by the natural disaster, ever-intensified price competition and rising raw material costs. In the meantime, pre-tax loss was 17,433 million yen compared with a profit of 84,330 million yen a year ago, due mainly to the expenses associated with the implementation of early retirement programs and the loss related to the natural disaster incurred in other income (deductions). Accordingly, net loss was 32,624 million yen, compared with a profit of 47,738 million yen a year ago, and net loss attributable to Panasonic Corporation amounted to 30,351 million yen, compared with a profit of 43,678 million yen a year ago.

*	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company’s financial results with those of other Japanese companies.

(2)	Operating Results by Business Segment

Digital AVC Networks

Sales decreased by 21% to 660,622 million yen from a year ago. Despite favorable sales of Blu-ray Disc recorders, this result was due mainly to sales decline in flat-panel TVs, automotive electronics and mobile phones. Segment loss amounted to 16,034 million yen, compared with segment profit of 27,851 million yen a year ago due mainly to sales decrease and the appreciation of the yen.

Home Appliances

Sales increased by 6% to 342,938 million yen from a year ago due mainly to favorable sales in air conditioners as well as stable sales in washing machines and microwave ovens. Segment profit increased by 4% to 33,639 million yen from a year ago due mainly to sales increase and streamlining efforts.

PEW and PanaHome

Sales increased by 7% to 417,298 million yen from a year ago. Regarding Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales growth in electrical construction and building materials of housing/building-related business and home appliances business contributed to the overall sales increase, although sales declined in devices such as electronic materials and automation controls mainly for automobile-related products. For PanaHome Corporation and its subsidiaries, favorable sales of housing construction mainly for detached housing led to its overall sales increase, due to the Japanese stable housing market conditions. Segment profit was 10,615 million yen, increased by 27% from a year ago due mainly to favorable sales and fixed cost reduction.

Components and Devices

Sales decreased by 13% to 205,501 million yen from a year ago. This result was due mainly to declines in sales of general components, semiconductors and batteries. Segment loss was 7,543 million yen, compared with segment profit of 11,847 million yen a year ago, due mainly to subdued demand.

SANYO

Sales decreased by 22% to 324,013 million yen from a year ago. Although sales of cold-chain equipments, commercial air conditioners and solar photovoltaic systems were stable, sales of devices, digital cameras and in-car-related equipments were sluggish. Sales decline owing to the semiconductor business transfer in fiscal 2011 also led to the overall sales decrease. This resulted in segment loss of 13,966 million yen, compared with segment profit of 5,009 million yen a year ago, after incurring expenses such as amortization of intangible assets recorded upon acquisition.

Other

Sales totaled 283,939 million yen, up 3% from a year ago, due mainly to favorable sales in factory automation equipment. Segment profit amounted to 11,923 million yen, down 6% from a year ago.

(3)	Assets, Liabilities and Equity

The Company’s consolidated total assets as of June 30, 2011 decreased by 157,866 million yen to 7,665,004 million yen compared with 7,822,870 million yen at the end of fiscal 2011. This was due mainly to the appreciation of the yen and a decrease in cash and cash equivalents.

Regarding liabilities, total liabilities amounted to 4,798,784 million yen, a decrease of 77,751 million yen compared with the end of fiscal 2011. This was due mainly to a decrease in accounts payable.

Panasonic Corporation shareholders’ equity increased by 207,188 million yen, compared with March 31, 2011, to 2,766,180 million yen, and noncontrolling interests decreased by 287,303 million yen to 100,040 million yen as of June 30, 2011. This result was due primarily to an increase of 271,205 million yen in Panasonic Corporation shareholders’ equity and a decrease of the same amount in noncontrolling interests owing to the share exchanges for the acquisition of all shares of PEW and SANYO on April 1, 2011.

(4)	Cash Flows

Cash flows from operating activities

Net cash used in operating activities in the fiscal 2012 first quarter totaled 43,258 million yen, compared with cash inflow of 144,884 million yen a year ago. This was attributable primarily to quarterly net loss, compared to net income a year ago.

Cash flows from investing activities

Net cash used in investing activities in the fiscal 2012 first quarter amounted to 47,701 million yen, compared with cash inflow of 19,387 million yen a year ago. This difference from a year ago was due primarily to decreases in proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment.

Cash flows from financing activities

Net cash used in financing activities in the fiscal 2012 first quarter amounted to 35,885 million yen, a decrease of 33,614 million yen from a year ago. This was due mainly to a decrease in cash outflows owing to the acquisition of noncontrolling interests.

Taking into consideration the effect of exchange rate fluctuations, cash and cash equivalents totaled 837,041 million yen as of June 30, 2011, down 137,785 million yen compared with the end of fiscal 2011.

(5)	Research and Development

Panasonic’s R&D expenditures for the first quarter of fiscal 2012 totaled 132,181 million yen, down 1% from a year ago. There were no significant changes in R&D activities for the period.

(6)	Capital Investment and Depreciation

Panasonic’s capital investment (tangible assets) for the first quarter of fiscal 2012 totaled 55,274 million yen, down 44% from a year ago. There were no significant changes in major property, plant and equipment for the period.

Panasonic’s depreciation (tangible assets) for the first quarter of fiscal 2012 totaled 65,533 million yen, down 5% from a year ago.

(7)	Number of Employees

Numbers of employees at the end of the first quarter of fiscal 2012 were 365,899, a decrease of 1,038 compared with the end of the fiscal 2011.

(8)	Risk Factors

There were no risks newly identified during the three months ended June 30, 2011.

(9)	Others

On April 1, 2011, Panasonic conducted share exchanges in order to make Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) wholly-owned subsidiaries of Panasonic in order to maximize synergy for the entire Panasonic Group.

III	Shares and Shareholders

(1)	Shares of Common Stock Issued as of June 30, 2011: 2,453,053,497 shares

The common stock of the Company is listed on the Tokyo, Osaka and Nagoya stock exchanges in Japan. In the United States, the Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange.

(2)	Amount of Common Stock (Stated Capital) as of June 30, 2011: 258,740 million yen

CONTENTS

IV	Financial Statements

Index of Consolidated Financial Statements of Panasonic Corporation and Subsidiaries:

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2011

	Yen (millions)
Assets	June 30, 2011	March 31, 2011
Current assets:
Cash and cash equivalents	837,041	974,826
Time deposits	58,065	69,897
Trade receivables:
Notes	83,108	78,979
Accounts (Note 12)	993,562	1,001,982
Allowance for doubtful receivables	(21,757)	(21,860)

Net trade receivables	1,054,913	1,059,101

Inventories (Note 2)	976,729	896,424
Other current assets (Notes 12 and 13)	502,469	489,601

Total current assets	3,429,217	3,489,849

Investments and advances (Notes 3 and 13)	553,757	569,651

Property, plant and equipment (Note 5):
Land	380,772	381,840
Buildings	1,765,921	1,771,178
Machinery and equipment	2,280,436	2,290,760
Construction in progress	83,415	96,489

	4,510,544	4,540,267
Less accumulated depreciation	2,671,217	2,656,958

Net property, plant and equipment	1,839,327	1,883,309

Other assets:
Goodwill	923,924	924,752
Intangible assets (Note 5)	527,408	542,787
Other assets	391,371	412,522

Total other assets	1,842,703	1,880,061

	7,665,004	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Balance Sheets

June 30 and March 31, 2011

	Yen (millions)
Liabilities and Equity	June 30, 2011	March 31, 2011
Current liabilities:
Short-term debt, including current portion of long-term debt (Note 13)	428,798	432,982
Trade payables:
Notes	68,947	60,128
Accounts (Note 12)	889,201	941,124

Total trade payables	958,148	1,001,252

Accrued income taxes	26,513	42,415
Accrued payroll	224,140	192,279
Other accrued expenses	736,953	747,205
Deposits and advances from customers	76,777	66,473
Employees’ deposits	9,314	9,101
Other current liabilities (Notes 12 and 13)	338,171	355,343

Total current liabilities	2,798,814	2,847,050

Noncurrent liabilities:
Long-term debt (Note 13)	1,151,809	1,162,287
Retirement and severance benefits	480,557	492,960
Other liabilities	367,604	374,238

Total noncurrent liabilities	1,999,970	2,029,485

Equity:
Panasonic Corporation shareholders’ equity:
Common stock (Note 6)	258,740	258,740
Capital surplus (Note 10)	1,115,739	1,100,181
Legal reserve	95,049	94,198
Retained earnings	2,194,058	2,401,909
Accumulated other comprehensive income (loss):
Cumulative translation adjustments	(488,205)	(453,158)
Unrealized holding gains of available-for-sale securities (Note 3)	14,798	16,835
Unrealized gains of derivative instruments (Note 12)	3,749	2,277
Pension liability adjustments	(181,044)	(191,254)

Total accumulated other comprehensive income (loss)	(650,702)	(625,300)

Treasury stock, at cost (Note 6)	(246,704)	(670,736)

Total Panasonic Corporation shareholders’ equity (Note 10)	2,766,180	2,558,992

Noncontrolling interests (Note 10)	100,040	387,343

Total equity (Note 10)	2,866,220	2,946,335
Commitments and contingent liabilities (Notes 4 and 14)

	7,665,004	7,822,870

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended June 30, 2011 and 2010

	Yen (millions)
	Three months ended June 30
	2011	2010
Revenues, costs and expenses:
Net sales	1,929,548	2,161,126
Cost of sales (Note 12)	(1,455,507)	(1,570,787)
Selling, general and administrative expenses	(468,465)	(506,501)
Interest income	3,426	2,769
Dividends received	2,815	3,058
Other income (Notes 11 and 12)	3,752	14,982
Interest expense	(7,345)	(7,381)
Other deductions (Notes 5, 11 and 12)	(25,657)	(12,936)

Income (loss) before income taxes	(17,433)	84,330
Provision for income taxes	17,453	38,337
Equity in earnings of associated companies	2,262	1,745

Net income (loss) (Note 10)	(32,624)	47,738
Less net income (loss) attributable to noncontrolling interests (Note 10)	(2,273)	4,060

Net income (loss) attributable to Panasonic Corporation (Note 10)	(30,351)	43,678

	Yen
Net income (loss) per share attributable to Panasonic Corporation common shareholders (Note 8):
Basic	(13.13)	21.10
Diluted	—	—

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2011 and 2010

	Yen (millions)
	Three months ended June 30
	2011	2010
Cash flows from operating activities:
Net income (loss) (Note 10)	(32,624)	47,738
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	85,981	89,249
Net (gain) loss on sale of investments	976	(3,733)
Provision for doubtful receivables	836	2,569
Deferred income taxes	7,843	121
Write-down of investment securities (Note 11)	133	537
Impairment losses on long-lived assets (Note 5)	882	205
Cash effects of change in:
Trade receivables	(2,866)	6,143
Inventories	(87,652)	(90,092)
Other current assets	(23,658)	(20,404)
Trade payables	(2,762)	19,805
Accrued income taxes	(15,497)	2,756
Accrued expenses and other current liabilities	18,886	91,557
Retirement and severance benefits	(5,802)	(9,602)
Deposits and advances from customers	9,160	7,618
Other, net	2,906	417

Net cash provided by (used in) operating activities	(43,258)	144,884

Cash flows from investing activities:
Proceeds from disposition of investments and advances	12,241	54,464
Increase in investments and advances	(2,181)	(453)
Capital expenditures	(88,880)	(94,135)
Proceeds from disposals of property, plant and equipment	25,397	63,914
Decrease in time deposits, net	10,297	1,883
Other, net	(4,575)	(6,286)

Net cash provided by (used in) investing activities	(47,701)	19,387

(Continued)

PANASONIC CORPORATION

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended June 30, 2011 and 2010

	Yen (millions)
	Three months ended June 30
	2011	2010
Cash flows from financing activities:
Increase in short-term debt, net	2,736	42,668
Proceeds from long-term debt	730	2,185
Repayments of long-term debt	(18,211)	(37,802)
Dividends paid to Panasonic Corporation shareholders (Notes 9 and 10)	(10,351)	(10,353)
Dividends paid to noncontrolling interests (Note 10)	(5,796)	(5,031)
Repurchase of common stock (Note 10)	(55)	(374)
Sale of treasury stock (Note 10)	42	8
Purchase of noncontrolling interests (Note 10)	(5,197)	(60,778)
Other, net	217	(22)

Net cash used in financing activities	(35,885)	(69,499)

Effect of exchange rate changes on cash and cash equivalents	(10,941)	(35,447)

Net increase (decrease) in cash and cash equivalents	(137,785)	59,325

Cash and cash equivalents at beginning of period	974,826	1,109,912

Cash and cash equivalents at end of period	837,041	1,169,237

See accompanying Notes to Consolidated Financial Statements.

PANASONIC CORPORATION

AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Panasonic Corporation (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology, expanding to building materials and equipment, and housing business.

Sales by product category for the three months ended June 30, 2011 were as follows: Digital AVC Networks—31%, Home Appliances—17%, PEW and PanaHome*—19%, Components and Devices—9%, SANYO*—16%, and Other—8%. A sales breakdown by geographical market was as follows: Japan—50%, North and South America—13%, Europe—10%, and Asia and Others—27%.

The Company is not dependent on a single supplier and has no significant difficulty in obtaining raw materials from suppliers.

*	PEW stands for Panasonic Electric Works Co., Ltd. and PanaHome stands for PanaHome Corporation. SANYO stands for SANYO Electric Co., Ltd.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect adjustments which are necessary to conform with U.S. generally accepted accounting principles (U.S. GAAP).

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned, controlled subsidiaries. The Company also consolidates entities in which controlling interest exists through variable interests in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810, “Consolidation.” Investments in companies and joint ventures over which the Company have the ability to exercise significant influence (generally through a voting interest of between 20% to 50%) are included in “Investments and advances” in the consolidated balance sheets. All significant intercompany balances and transactions have been eliminated in consolidation.

The Company has 622 consolidated subsidiaries and 117 associated companies under equity method as of June 30, 2011.

(d)	Use of Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are reflected in valuation and disclosure of revenue recognition, allowance for doubtful receivables, valuation of inventories, impairment of long-lived assets, environmental liabilities, valuation of deferred tax assets, uncertain tax positions, employee retirement and severance benefit plans, and assets acquired and liabilities assumed by business combinations.

(e)	Adoption of New Accounting Pronouncements

On April 1, 2011, the Company adopted Accounting Standards Update (ASU) 2009-13, “Multiple-Deliverable Revenue Arrangements.” ASU 2009-13 amends ASC 605, “Revenue Recognition” to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements in a multiple-element arrangement. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. The adoption of ASU 2009-13 did not have a material effect on the Company’s consolidated financial statements.

On April 1, 2011, the Company adopted Accounting Standards Update (ASU) 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.” ASU 2010-28, which amends ASC 350, “Intangibles—Goodwill and Other,” modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The adoption of ASU 2010-28 did not have a material effect on the Company’s consolidated financial statements.

(2)	Inventories

Inventories at June 30 and March 31, 2011 are summarized as follows:

	Yen (millions)
	June 30, 2011	March 31, 2011
Finished goods	530,450	466,261
Work in process	169,302	164,329
Raw materials	276,977	265,834

	976,729	896,424

(3)	Investments in Securities

In accordance with ASC 320, “Investments—Debt and Equity Securities,” the Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gains (losses) of available-for-sale securities included in short-term investments, and investments and advances at June 30 and March 31, 2011 are as follows:

	Yen (millions)
	June 30, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	245,277	307,366	62,089
Corporate and government bonds	1,693	1,708	15
Other debt securities	543	544	1

	247,513	309,618	62,105

	Yen (millions)
	March 31, 2011
	Cost	Fair value	Net unrealized holding gains (losses)
Noncurrent:
Equity securities	250,400	313,813	63,413
Corporate and government bonds	2,142	2,201	59
Other debt securities	544	546	2

	253,086	316,560	63,474

The carrying amounts of the Company’s cost method investments totaled 27,048 million yen and 27,914 million yen at June 30 and March 31, 2011, respectively.

(4)	Leases

The Company has operating leases for certain land, buildings, and machinery and equipment. Future minimum lease payments under operating leases at June 30, 2011 are as follows:

Yen (millions)
Due within 1 year	86,158
Due after 1 year within 2 years	63,967
Due after 2 years within 3 years	45,181
Due after 3 years within 4 years	19,711
Due after 4 years within 5 years	4,994
Thereafter	14,074

Total minimum lease payments	234,085

(5)	Long-Lived Assets

The Company periodically reviews the recorded value of its long-lived assets to determine if the future cash flows to be derived from these assets will be sufficient to recover the remaining recorded asset values. Impairment losses are included in other deductions in the consolidated statements of operations, and are not charged to segment profit.

The Company recognized impairment losses in the aggregate of 882 million yen of long-lived assets for the three months ended June 30, 2011. Impairment losses for the three months ended June 30, 2011 mainly related to “PEW and PanaHome” segment.

The Company recognized impairment losses in the aggregate of 205 million yen of long-lived assets for the three months ended June 30, 2010. Impairment losses for the three months ended June 30, 2010 mainly related to “Digital AVC Networks” segment.

(6)	Number of Common Shares

Number of common shares authorized and issued and number of treasury common shares as of June 30 and March 31, 2011 are as follows:

	Number of shares
	June 30, 2011	March 31, 2011
Common stock:
Authorized	4,950,000,000	4,950,000,000
Issued	2,453,053,497	2,453,053,497
Treasury stock	140,807,803	382,760,101

(7)	Panasonic Corporation Shareholders’ Equity per Share

Panasonic Corporation shareholders’ equity per share as of June 30 and March 31, 2011 are as follows:

	Yen
	June 30, 2011	March 31, 2011
Panasonic Corporation shareholders’ equity per share	1,196.32	1,236.05

(8)	Net Income (Loss) per Share Attributable to Panasonic Corporation Common Shareholders

A reconciliation of the numerators and denominators of the basic net income (loss) per share attributable to Panasonic Corporation common shareholders computation for the three months ended June 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended June 30
	2011	2010
Net income (loss) attributable to Panasonic Corporation common shareholders	(30,351)	43,678

	Number of shares
	Three months ended June 30
	2011	2010
Average common shares outstanding	2,312,259,218	2,070,402,824

	Yen
	Three months ended June 30
	2011	2010
Net income (loss) per share attributable to Panasonic Corporation common shareholders:
Basic	(13.13)	21.10

Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the Company did not have potentially dilutive common shares that were outstanding for the period.

(9)	Cash Dividends

On April 28, 2011, the board of directors approved a year-end dividend of 5.0 yen per share, totaling 10,351 million yen on outstanding common stock as of March 31, 2011. The dividends, which became effective on May 31, 2011, were sourced out of retained earnings.

(10)	Equity

The change in the carrying amount of Panasonic Corporation shareholders’ equity, noncontrolling interests and total equity in the consolidated balance sheets for the three months ended June 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended June 30, 2011
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2011	2,558,992	387,343	2,946,335
Dividends paid to Panasonic Corporation shareholders	(10,351)	—	(10,351)
Dividends paid to noncontrolling interests	—	(5,796)	(5,796)
Repurchase of common stock	(55)	—	(55)
Sale of treasury stock	256,037	—	256,037
Equity transactions with noncontrolling interests	16,472	(277,664)	(261,192)
Other	—	(165)	(165)
Comprehensive income (loss):
Net loss	(30,351)	(2,273)	(32,624)
Other comprehensive income (loss), net of tax:
Translation adjustments	(26,983)	(1,344)	(28,327)
Unrealized holding losses of available-for-sale securities	(1,810)	(76)	(1,886)
Unrealized holding gains of derivative instruments	1,459	—	1,459
Pension liability adjustments	2,770	15	2,785

Total comprehensive loss	(54,915)	(3,678)	(58,593)

Balance at June 30, 2011	2,766,180	100,040	2,866,220

	Yen (millions)
	Three months ended June 30, 2010
	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2010	2,792,488	887,285	3,679,773
Dividends paid to Panasonic Corporation shareholders	(10,353)	—	(10,353)
Dividends paid to noncontrolling interests	—	(5,031)	(5,031)
Repurchase of common stock	(374)	—	(374)
Sale of treasury stock	8	—	8
Equity transactions with noncontrolling interests	(82,306)	24,029	(58,277)
Other	—	17	17
Comprehensive income (loss):
Net income	43,678	4,060	47,738
Other comprehensive income (loss), net of tax:
Translation adjustments	(58,132)	(13,313)	(71,445)
Unrealized holding losses of available-for-sale securities	(41,610)	(2,052)	(43,662)
Unrealized holding gains (losses) of derivative instruments	5,805	(22)	5,783
Pension liability adjustments	1,529	236	1,765

Total comprehensive loss	(48,730)	(11,091)	(59,821)

Balance at June 30, 2010	2,650,733	895,209	3,545,942

Net income (loss) attributable to Panasonic Corporation and transfers (to) from the noncontrolling interests for the three months ended June 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended June 30
	2011	2010
Net income (loss) attributable to Panasonic Corporation	(30,351)	43,678
Transfers (to) from the noncontrolling interests:
Decrease in capital surplus for purchase of additional shares in consolidated subsidiaries primarily for the purpose of conversion into wholly-owned subsidiaries	17,310	(82,306)

Total	17,310	(82,306)

Change from net income (loss) attributable to Panasonic Corporation and Transfers (to) from the noncontrolling interests	(13,041)	(38,628)

On April 1, 2011, PEW and SANYO became wholly-owned subsidiaries through share exchange. The difference between the fair value of the shares of the Company delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as an adjustment to capital surplus.

In June 2010, the Company purchased the noncontrolling interests of IPS Alpha Technology, Ltd., whose name was subsequently changed to Panasonic Liquid Display Co. Ltd.

(11)	Supplementary Information

Included in other deductions for the three months ended June 30, 2011 and 2010 are as follows:

	Yen (millions)
	Three months ended June 30
	2011	2010
Expenses associated with the implementation of the early retirement programs in the domestic and overseas subsidiaries	3,571	927
Write-down of investment securities	133	537
Foreign exchange losses	4,229	—

Foreign exchange gains included in other income for the three months ended June 30, 2010 are 809 million yen.

Net periodic benefit cost for the three months ended June 30, 2011 and 2010 are 17,281 million yen and 14,484 million yen, respectively.

Losses related to the Great East Japan Earthquake included in other deductions for the year ended June 30, 2011 amounted to 5,515 million yen, which was net of insurance recovery of 1,395 million yen.

(12)	Derivatives and Hedging Activities

The Company operates internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates, interests rates and commodity prices. The Company assesses these risks by continually monitoring changes in these exposures and by evaluating hedging opportunities. Derivative financial instruments utilized by the Company to hedge these risks are comprised principally of foreign exchange contracts, interests rate swaps, cross currency swaps and commodity derivatives. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company accounts for derivative instruments in accordance with ASC 815, “Derivatives and Hedging.” Amounts included in accumulated other comprehensive income (loss) at June 30, 2011 are expected to be recognized in earnings principally over the next twelve months. The maximum term over which the Company is hedging exposures to the variability of cash flows for foreign currency exchange risk is approximately five months.

The Company is exposed to credit risk in the event of non-performance by counterparties to the derivative contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

The fair values of derivative instruments at June 30, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,531	Other current liabilities	(523)
Commodity futures	Other current assets	8,581	Other current liabilities	(318)

Total derivatives designated as hedging instruments under ASC 815		11,112		(841)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	2,340	Other current liabilities	(864)
Cross currency swaps	Other current assets	346	—	—
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	2,533	Other current liabilities	(2,533)

Total derivatives not designated as hedging instruments under ASC 815		5,219		(3,397)

Total derivatives		16,331		(4,238)

The fair values of derivative instruments at March 31, 2011 are as follows:

	Yen (millions)
	Asset derivatives		Liability derivatives
	Consolidated balance sheet location	Fair value	Consolidated balance sheet location	Fair value
Derivatives designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	252	Other current liabilities	(4,584)
Commodity futures	Other current assets	15,658	Other current liabilities	(601)

Total derivatives designated as hedging instruments under ASC 815		15,910		(5,185)

Derivatives not designated as hedging instruments under ASC 815:
Foreign exchange contracts	Other current assets	1,619	Other current liabilities	(3,238)
Cross currency swaps	—	—	Other current liabilities	(462)
Interest rate swaps	Other current assets	0	—	—
Commodity futures	Other current assets	4,732	Other current liabilities	(4,732)

Total derivatives not designated as hedging instruments under ASC 815		6,351		(8,432)

Total derivatives		22,261		(13,617)

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2011 is as follows:

	(ineffective portion and amount excluded from	(ineffective portion and amount excluded from
Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(1,348)

Total		(1,348)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	1,702

Total		1,702

Fair value hedges resulted in gains of 354 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	3,087	Other income (deductions)	(2,376)
Commodity futures	(2,698)	Cost of sales	1,196

Total	389		(1,180)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	208
Commodity futures	—	—

Total		208

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	2,996
Cross currency swaps	Other income (deductions)	808
Interest rate swaps	Other income (deductions)	0
Commodity futures	Other income (deductions)	0

Total		3,804

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2010 is as follows:

	(ineffective portion and amount excluded	(ineffective portion and amount excluded
Yen (millions)
Hedging instruments in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Commodity futures	Other income (deductions)	(13,843)

Total		(13,843)

Yen (millions)
Related hedged items in ASC 815 fair value hedging relationships	Location of gain or (loss) recognized in operations	Amount of gain or (loss) recognized in operations
Trade accounts receivable (payable)	Other income (deductions)	14,450

Total		14,450

Fair value hedges resulted in gains of 607 million yen of ineffectiveness.

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion)	Location of gain (loss) reclassified from accumulated OCI into operations (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into operations (effective portion)
Foreign exchange contracts	12,674	Other income (deductions)	(1,840)
Commodity futures	(1,185)	Cost of sales	418

Total	11,489		(1,422)

Yen (millions)
Derivatives in ASC 815 cash flow hedging relationships	Location of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in operations on derivative (ineffective portion and amount excluded from effectiveness testing)
Foreign exchange contracts	Other income (deductions)	406
Commodity futures	—	—

Total		406

Yen (millions)
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in operations on derivative	Amount of gain (loss) recognized in operations on derivative
Foreign exchange contracts	Other income (deductions)	21,500
Cross currency swaps	Other income (deductions)	(612)
Interest rate swaps	Other income (deductions)	(3)
Commodity futures	Other income (deductions)	0

Total		20,885

(13)	Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, Time deposits, Trade receivables, Short-term debt, Trade payables, Accrued expenses

The carrying amount approximates fair value because of the short maturity of these instruments.

Investments and advances

The fair value of investments and advances is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Long-term debt, including current portion

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using appropriate current discount rates.

Derivative financial instruments

The fair value of derivative financial instruments, all of which are used for hedging purposes, is estimated based on unadjusted market prices or quotes obtained from brokers, which are periodically validated by pricing models using observable inactive market inputs.

The estimated fair values of financial instruments, all of which are held or issued for purposes other than trading, at June 30 and March 31, 2011 are as follows:

	Yen (millions)
	June 30, 2011		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Non-derivatives:
Assets:
Other investments and advances	398,307	398,384	409,938	410,023
Liabilities:
Long-term debt, including current portion	(1,519,784)	(1,538,292)	(1,535,858)	(1,548,251)
Derivatives:
Other current assets:
Forward:
To sell foreign currencies	4,605	4,605	1,420	1,420
To buy foreign currencies	266	266	451	451
Cross currency swaps	346	346	—	—
Interest rate swaps	0	0	0	0
Commodity futures:
To sell commodity	474	474	—	—
To buy commodity	10,640	10,640	20,390	20,390
Other current liabilities:
Forward:
To sell foreign currencies	(357)	(357)	(4,536)	(4,536)
To buy foreign currencies	(1,030)	(1,030)	(3,286)	(3,286)
Cross currency swaps	—	—	(462)	(462)
Commodity futures:
To sell commodity	(2,407)	(2,407)	(5,333)	(5,333)
To buy commodity	(444)	(444)	—	—

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgments and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

ASC 820 defines fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets.

Level 2 —	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 —	Unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The following table presents assets and liabilities that are measured at fair value on a recurring basis at June 30 and March 31, 2011:

	Yen (millions)
	June 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	307,366	—	—	307,366
Corporate and government bonds	—	1,708	—	1,708
Other debt securities	—	544	—	544

Total available-for-sale securities	307,366	2,252	—	309,618

Derivatives:
Foreign exchange contracts	—	4,871	—	4,871
Cross currency swaps	—	346	—	346
Interest rate swaps	—	0	—	0
Commodity futures	11,114	—	—	11,114

Total derivatives	11,114	5,217	—	16,331

Total	318,480	7,469	—	325,949

Liabilities:
Derivatives:
Foreign exchange contracts	—	(1,387)	—	(1,387)
Commodity futures	(318)	(2,533)	—	(2,851)

Total derivatives	(318)	(3,920)	—	(4,238)

Total	(318)	(3,920)	—	(4,238)

	Yen (millions)
	March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale securities:
Equity securities	313,813	—	—	313,813
Corporate and government bonds	—	2,201	—	2,201
Other debt securities	—	546	—	546

Total available-for-sale securities	313,813	2,747	—	316,560

Derivatives:
Foreign exchange contracts	—	1,871	—	1,871
Interest rate swaps	—	0	—	0
Commodity futures	18,564	1,826	—	20,390

Total derivatives	18,564	3,697	—	22,261

Total	332,377	6,444	—	338,821

Liabilities:
Derivatives:
Foreign exchange contracts	—	(7,822)	—	(7,822)
Cross currency swaps	—	(462)	—	(462)
Commodity futures	(2,427)	(2,906)	—	(5,333)

Total derivatives	(2,427)	(11,190)	—	(13,617)

Total	(2,427)	(11,190)	—	(13,617)

The Company’s existing marketable equity securities and commodity futures are included in Level 1, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions.

Level 2 available-for-sale securities include all debt securities, which are valued using inputs other than quoted prices that are observable. Level 2 derivatives including foreign exchange contracts and commodity futures are valued using quotes obtained from brokers, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and market prices for commodity futures.

Assets and liabilities measured at fair value on a nonrecurring basis

For three months ended June 30, 2011 and 2010, there were no circumstances that required any significant assets and liabilities that are not measured at fair value on an ongoing basis to be measured and recognized at fair value.

(14)	Commitments and Contingent Liabilities

The Company provides guarantees to third parties mainly on bank loans provided to associated companies and customers. The guarantees are made to enhance their credit. For each guarantee provided, the Company is required to perform under the guarantee if the guaranteed party defaults on a payment. Also, the Company sold certain trade receivables to independent third parties, some of which are with recourse. If the collectibility of those receivables with recourse becomes doubtful, the Company is obligated to assume the liabilities. At June 30, 2011, the maximum amount of undiscounted payments the Company would have to make in the event of default was 30,471 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as a guarantor under those guarantees at June 30 and March 31, 2011 was immaterial.

In connection with the sale and lease back of certain machinery and equipment, the Company guarantees a specific value of the leased assets. For each guarantee provided, the Company is required to perform under the guarantee if certain conditions are met during or at the end of the lease term. At June 30, 2011, the maximum amount of undiscounted payments the Company would have to make in the event that these conditions were met was 50,806 million yen. The carrying amount of the liabilities recognized for the Company’s obligations as guarantors under those guarantees at June 30 and March 31, 2011 was immaterial.

The Company and certain subsidiaries are under the term of leasehold interest contracts for land of domestic factories and have obligations for restitution on their leaving. The asset retirement obligations cannot be reasonably estimated because the durations of use of the leased assets are not specified and there are no plans to undertake relocation in the future. Therefore, the Company did not recognize asset retirement obligations.

The Company and certain of its subsidiaries are subject to a number of legal proceedings including civil litigations related to tax, products or intellectual properties, or governmental investigations. Since November 2007, the Company and MT Picture Display Co., Ltd. (MTPD), a subsidiary of the Company, are subject to investigations by government authorities, including the Japan Fair Trade Commission, the U.S. Department of Justice and the European Commission, in respect of alleged antitrust violations relating to cathode ray tubes (CRTs). Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. In October 2009, the Japan Fair Trade Commission issued a cease and desist order against MTPD and assessed a fine against its three subsidiaries in South East Asia, but each named company filed for a hearing to challenge the orders which is currently subject to proceedings. Since February 2009, the Company is subject to investigations by government authorities, including the U.S. Department of Justice and the European Commission, in respect to alleged antitrust violations relating to compressors for refrigerator use. Subsequent to these actions by the authorities, a number of class action lawsuits have been filed in the U.S. and Canada against the Company and certain of its subsidiaries. The Company has entered into a plea agreement with the U.S. Department of Justice in September 2010, and with the Competition Bureau Canada in October 2010 to resolve alleged antitrust violations relating to compressors for refrigerator use. The Company has been cooperating with the various governmental investigations. Depending upon the outcome of these different proceedings, the Company and certain of its subsidiaries may be subject to an uncertain amount of fines, and accordingly the Company has accrued for certain probable and reasonable estimated amounts for the fines. Other than those above, there are a number of legal actions against the Company and certain subsidiaries. Management is of the opinion that damages, if any, resulting from these actions will not have a material effect on the Company’s consolidated financial statements.

(15)	Segment Information

In accordance with the provisions of ASC 280, “Segment Reporting”, the segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance.

Business segments correspond to categories of activity classified primarily by markets, products and brand names. “Digital AVC Networks” includes video and audio equipment as well as information and communications equipment. “Home Appliances” includes household equipment. “PEW and PanaHome” includes electrical supplies, electric products, building materials and equipment, and housing business. “Components and Devices” includes semiconductors, electronic components and batteries. “SANYO” includes solar photovoltaic systems, lithium-ion batteries, optical pickups and others. “Other” includes electronic-parts-mounting machines, industrial robots and industrial equipment.

Information by segment for the three months ended June 30, 2011 and 2010 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Three months ended June 30
	2011	2010
Sales:
Digital AVC Networks:
Customers	647,782	816,864
Intersegment	12,840	14,858

Total	660,622	831,722
Home Appliances:
Customers	291,693	275,862
Intersegment	51,245	46,919

Total	342,938	322,781
PEW and PanaHome:
Customers	405,443	378,533
Intersegment	11,855	12,725

Total	417,298	391,258
Components and Devices:
Customers	142,085	159,802
Intersegment	63,416	76,463

Total	205,501	236,265
SANYO:
Customers	314,141	407,311
Intersegment	9,872	5,673

Total	324,013	412,984
Other:
Customers	128,404	122,754
Intersegment	155,535	152,673

Total	283,939	275,427
Eliminations	(304,763)	(309,311)

Consolidated total	1,929,548	2,161,126

	Yen (millions)
	Three months ended June 30
	2011	2010
Segment profit (loss):
Digital AVC Networks	(16,034)	27,851
Home Appliances	33,639	32,259
PEW and PanaHome	10,615	8,348
Components and Devices	(7,543)	11,847
SANYO	(13,966)	5,009
Other	11,923	12,750
Corporate and eliminations	(13,058)	(14,226)

Total segment profit	5,576	83,838

Interest income	3,426	2,769
Dividends received	2,815	3,058
Other income	3,752	14,982
Interest expense	(7,345)	(7,381)
Other deductions	(25,657)	(12,936)

Consolidated income before income (loss) taxes	(17,433)	84,330

Corporate expenses include certain corporate R&D expenditures and general corporate expenses.

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Three months ended June 30
	2011	2010
Sales:
Japan	967,596	1,054,397
North and South America	240,140	286,044
Europe	197,207	223,823
Asia and Others	524,605	596,862

Consolidated total	1,929,548	2,161,126

United States included in North and South America	201,995	238,017
China included in Asia and Others	270,782	304,460

There are no individually material countries of which should be separately disclosed in North and South America, Europe, and Asia and Others, except for the United States of America and China on sales.

Transfers between business segments or geographic segments are made at arms-length prices. There is no material concentration of sales to a single external major customer for the three months ended June 30, 2011 and 2010.